UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Bluegreen Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
096231105

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman, Chief Executive Officer and President
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 21, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	096231105

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,517,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,517,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,517,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	096231105

1	NAMES OF REPORTING PERSONS Woodbridge Holdings, LLC (I.R.S. No. 80-0478887)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,517,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,517,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,517,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

Amendment No. 2 to Schedule 13D
     This Amendment No. 2 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), and Woodbridge Holdings, LLC, a Florida limited liability company and wholly-owned subsidiary of BFC (“Woodbridge LLC”), as successor to Woodbridge Holdings Corporation (“Woodbridge Corp.”), to amend as set forth herein the Schedule 13D filed on April 22, 2002, as previously amended by Amendment No. 1 to Schedule 13D filed on January 14, 2004, relating to the common stock, par value $.01 per share, of Bluegreen Corporation, a Massachusetts corporation (the “Issuer”).
Item 2. Identity and Background
     This statement is filed on behalf of BFC and its wholly-owned Woodbridge LLC subsidiary (the “Filers”).
     On September 21, 2009, pursuant to a merger agreement between BFC, Woodbridge LLC and Woodbridge Corp., Woodbridge Corp. was merged with and into Woodbridge LLC, with Woodbridge LLC being the surviving company of the merger and continuing as a wholly-owned subsidiary of BFC. Woodbridge Corp. previously reported its direct ownership of 9,517,325 shares of the Issuer’s common stock which, as a result of the merger, are now directly owned by Woodbridge LLC. BFC, as the sole member of Woodbridge LLC, may be deemed to beneficially own the 9,517,325 shares of the Issuer’s common stock held by Woodbridge LLC.
     BFC is a diversified holding company that invests in and acquires private and public companies in different industries. Woodbridge LLC is the successor company to Woodbridge Corp., which historically operated primarily within the real estate industry but more recently operated under a business strategy which included the pursuit of investments and acquisitions within or outside of the real estate industry as well as the continued development of master-planned communities through its wholly owned subsidiary, Core Communities, LLC. It is expected that Woodbridge LLC will conduct its business consistent with Woodbridge Corp.’s recent business strategy. Each of BFC’s and Woodbridge LLC’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     As described above, BFC is the sole member of, and therefore may be deemed to control, Woodbridge LLC. In addition, based on their collective ownership position in BFC’s Class A Common Stock and Class B Common Stock, Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, may be deemed to control BFC. Messrs. Levan and Abdo are also Chairman and Vice Chairman, respectively, of the Issuer.
     All executive officers, directors and control persons of BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.

     BFC, which is a Florida corporation, is the sole member of Woodbridge LLC. Alan B. Levan serves as Chief Executive Officer and President, and John K. Grelle serves as Chief Financial Officer, of Woodbridge LLC. In addition, Messrs. Levan and Grelle as well as John E. Abdo serve as the managers of Woodbridge LLC. Messrs. Levan, Grelle and Abdo, who are all United States citizens, also serve as executive officers and (other than Mr. Grelle) directors of BFC. Accordingly, information required by this Item 2 with respect to Messrs. Levan, Grelle and Abdo is set forth on Appendix A attached hereto, which is incorporated herein by reference.
     During the last five years, neither BFC or, to the best of its knowledge, any of its executive officers, directors or control persons, or Woodbridge LLC or, to the best of its knowledge, any of its officers, managers or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
     Neither BFC or, to the best of its knowledge, any of its executive officers, directors or control persons, or Woodbridge LLC or, to the best of its knowledge, any of its officers, managers or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4. However, the Filers, as they deem appropriate in light of the circumstances existing from time to time, may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or sell some or all of the shares of the Issuer’s common stock that they own. Without limiting the generality of the foregoing, as previously disclosed, BFC intends to allocate resources among its investments and subsidiaries in a manner which BFC’s board of directors believes to be beneficial to its shareholders, and this strategy may include additional investments in the Issuer. Additionally, the Filers and/or Alan B. Levan and John E. Abdo (who may be deemed to control the Filers and serve as Chairman and Vice Chairman, respectively, of each of BFC and the Issuer) may in the future formulate a plan or make a proposal relating to any of the occurrences enumerated in (a) through (j) of this Item 4. Further, as determined and approved by the Compensation Committee of the Issuer’s Board of Directors, Messrs. Levan and Abdo, as directors of the Issuer, may from time to time in the future be awarded equity compensation, including, without limitation, restricted stock and stock options, under the Issuer’s stock incentive plan.
Item 5. Interest in Securities of the Issuer
     Woodbridge LLC directly owns 9,517,325 shares of the Issuer’s common stock, representing approximately 28.7% of the issued and outstanding shares of such stock. Because Woodbridge LLC is a wholly-owned subsidiary of BFC, the 9,517,325 shares of the Issuer’s common stock directly owned by Woodbridge LLC may also be deemed to be beneficially owned by BFC. Woodbridge LLC and BFC have shared voting and dispositive power over these shares.

     As described above, Alan B. Levan and John E. Abdo may be deemed to control BFC and Woodbridge LLC and, therefore, may be deemed to beneficially own the 9,517,325 shares of the Issuer’s common stock owned by BFC and Woodbridge LLC. Messrs. Levan and Abdo additionally beneficially own and have sole voting and dispositive power over, 121,100 shares and 121,000 shares, respectively, of the Issuer’s common stock, which in each case includes the right to acquire 50,000 shares of the Issuer’s common stock within 60 days. Accordingly, Messrs. Levan and Abdo may be deemed to beneficially own, in the aggregate, 9,638,425 shares and 9,638,325 shares, respectively, of the Issuer’s common stock, which in each case represents approximately 28.8% of the issued and outstanding shares of such stock.
     In addition, William Nicholson and Jarett Levan, directors of BFC, own and have sole voting and dispositive power over 2,200 shares and 100 shares, respectively, of the Issuer’s common stock, which in each case represents less than 1% of the issued and outstanding shares of such stock.
     To the best of BFC’s and Woodbridge LLC’s knowledge, except as described above, none of BFC’s executive officers or directors or Woodbridge LLC’s officers or managers beneficially owns any shares of the Issuer’s common stock.
     Neither BFC or, to the best of its knowledge, any of its executive officers, directors or control persons, or Woodbridge LLC or, to the best of its knowledge, any of its officers, managers or control persons, has effected any transaction in any shares of the Issuer’s common stock during the past 60 days.
Item 7. Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated October 20, 2009, by and between BFC Financial Corporation and Woodbridge Holdings, LLC

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 20, 2009
Date

BFC Financial Corporation

/s/ Alan B. Levan Signature

Alan B. Levan/Chief Executive Officer Name/Title

Woodbridge Holdings, LLC

/s/ Alan B. Levan Signature

Alan B. Levan/Chief Executive Officer Name/Title

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
OF BFC FINANCIAL CORPORATION

Name and Position	Employer and Address	Present Principal Occupation
Alan B. Levan* Chairman of the Board of Directors, Chief Executive Officer and President	BFC Financial Corporation BankAtlantic Bancorp, Inc. Woodbridge Holdings, LLC 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chairman of the Board of Directors, Chief Executive Officer and President of BFC Financial Corporation
Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc.

Chief Executive Officer, President and Manager of Woodbridge Holdings, LLC

John E. Abdo* Vice Chairman of the Board of Directors	BFC Financial Corporation BankAtlantic Bancorp, Inc. Woodbridge Holdings, LLC 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Vice Chairman of the Board of Directors of BFC Financial Corporation and BankAtlantic Bancorp, Inc.
Manager of Woodbridge Holdings, LLC

John K. Grelle Executive Vice President and Chief Financial Officer	BFC Financial Corporation Woodbridge Holdings, LLC 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Financial Officer of BFC Financial Corporation
Chief Financial Officer and Manager of Woodbridge Holdings, LLC

Maria R. Scheker Chief Accounting Officer	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chief Accounting Officer

Seth M. Wise Executive Vice President and Director	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President

James Blosser Director	Blosser & Sayfie 450 East Las Olas Boulevard Suite 700 Fort Lauderdale, Florida 33301	Attorney

D. Keith Cobb Director	Self-employed c/o BFC Financial Corporation and BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Business Consultant and Strategic Advisor

Name and Position	Employer and Address	Present Principal Occupation
Darwin Dornbush Director	Dornbush Schaeffer Strongin & Venaglia, LLP 747 Third Avenue, 11th Floor New York, New York 10017	Attorney

Oscar Holzmann Director	University of Miami 5250 University Drive 317 Jenkins Hall Coral Gables, Florida 33124	Associate Professor of Accounting

Jarett Levan Director	BankAtlantic Bancorp, Inc. BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	President of BankAtlantic Bancorp, Inc. Chief Executive Officer and President of BankAtlantic

Alan J. Levy Director	Great American Farms, Inc. 9243 Seward Rd Fairfield, Ohio 45014	Chief Executive Officer and President

Joel Levy Director	Adler Group, Inc. 1400 NW 107 Ave Miami, Florida 33172	Vice Chairman

William Nicholson Director	Heritage Capital Group 4811 Beach Blvd., Suite 300 Jacksonville, Florida 32207	Principal

William Scherer Director	Conrad & Scherer, LLP 633 South Federal Highway Eighth Floor Fort Lauderdale, Florida 33302	Attorney

Neil Sterling Director	The Sterling Resources Group, Inc. 2132 Bayview Drive Fort Lauderdale, Florida 33305	Principal

*	Messrs. Levan and Abdo may be deemed to control BFC Financial Corporation.